Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi provides update on Phase 3 study evaluating rilzabrutinib for the treatment of pemphigus

PARIS – September 9, 2021 – The Phase 3 PEGASUS trial evaluating rilzabrutinib to treat pemphigus, a rare autoimmune skin condition, did not meet its primary or key secondary endpoints. Rilzabrutinib’s safety profile remained consistent with previous results and no new safety signals were identified.

The Phase 3 study, which is the first placebo-controlled trial of a BTK inhibitor in pemphigus, enrolled adult patients with moderate-to-severe pemphigus vulgaris or pemphigus foliaceus. The primary endpoint was complete remission from weeks 29 to 37 with minimal doses of corticosteroids (≤10/mg day). Complete remission was defined as the absence of new and established skin lesions. Results show the proportion of patients meeting the primary endpoint on rilzabrutinib was not significantly different from placebo.

Sanofi is continuing to evaluate the data and plans to share detailed findings at a future medical meeting.

“While these results are disappointing, we believe the rilzabrutinib clinical program holds great potential to address the unmet treatment needs of people living with immune-mediated diseases,” said Naimish Patel, Head of Global Development, Immunology and Inflammation. “Our mission is to improve outcomes by exploring new scientific approaches and novel therapies to advance the standard of care. We are committed to investigating rilzabrutinib further and progressing our clinical programs forward to deliver new treatment options for patients.”

Pemphigus is a group of potentially life-threatening disorders characterized by blisters and ulceration affecting the skin and mucous membranes. Currently options for the treatment of pemphigus (including pemphigus vulgaris and pemphigus foliaceus) are limited and systemic corticosteroid treatment remains the standard of care.

Rilzabrutinib is a potential first-in-class, oral Bruton’s tyrosine kinase (BTK) inhibitor in development for immune-mediated diseases. The BTK enzyme plays a key role in a number of immune processes including B cell expansion, production of immunoglobulins, and activation of innate cells such as mast cells, eosinophils, and basophils. Positive clinical trial data from placebo-controlled studies of BTK inhibitors have revealed the potential role for BTK in rheumatoid arthritis and in chronic spontaneous urticaria1,2. Thus the function of BTK is biologically diverse and supports continued investigation in a range of diseases with significant unmet need where BTK is implicated.

Rilzabrutinib is being investigated in a Phase 3 trial for the treatment of immune thrombocytopenia, a rare blood disorder, and in a Phase 2 study for the autoimmune condition IgG4-related disease. Additional Phase 2 studies in immunological diseases including asthma, atopic dermatitis, chronic spontaneous urticaria and warm autoimmune hemolytic anemia are planned to start in 2021.

About the PEGASUS study

The PEGASUS study is a Phase 3 randomized, parallel-group, double-blind, placebo-controlled trial which enrolled 131 patients with newly diagnosed or relapsing moderate- to-severe pemphigus in 19 countries worldwide. The primary endpoint was complete remission from weeks 29 to 37 with minimal doses of corticosteroids (CS) (≤10/mg day). Complete remission is defined as the absence of new and established skin lesions. Key secondary endpoints include cumulative CS dose (from Baseline to Week 37), cumulative duration of complete remission with a CS dose ≤10 mg/day and time to first complete remission with a CS dose ≤10 mg/day. (NCT03762265)

About Rilzabrutinib

Rilzabrutinib is an oral Bruton’s tyrosine kinase inhibitor incorporating Sanofi’s TAILORED COVALENCY®3 technology being investigated for the treatment of immune-mediated diseases. BTK is an intracellular signaling molecule involved in innate and adaptive immune responses involved in certain immune-mediated diseases. By inhibiting BTK, rilzabrutinib has the potential to target the underlying disease pathogenesis.

Orphan drug designation was granted by the US Food and Drug Administration (FDA) for pemphigus vulgaris (and from the European Commission for the treatment of pemphigus) and for its investigational use in immune thrombocytopenia (ITP). Rilzabrutinib was granted FDA Fast Track Designation for ITP in November 2020 and for pemphigus vulgaris in May 2021.

Rilzabrutinib is currently under clinical investigation and its safety and efficacy have not been evaluated by any regulatory authority.

[1]

Cohen S, et al, Fenebrutinib versus Placebo or Adalimumab in Rheumatoid Arthritis: A Randomized, Double-Blind, Phase II Trial (ANDES Study). Arthritis Rheumatol. 2020 Apr 9;72(9):1435–46. doi: 10.1002/art.41275. Epub ahead of print. PMID: 32270926; PMCID: PMC7496340

[2].	Metz,M, et al Fenebrutinib in Refractory Chronic Spontaneous Uticaria, 2020, Abstract. Allergy, 75: 100-119. https://doi.org/10.1111/all.14505
[3]	TAILORED COVALENCY is a registered trademark of Principia Biopharma Inc., a Sanofi Company.

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